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SEC FILE NUMBER
8-47763

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 AND ENDING 06/30/2023

_____MM/DD/YY_____   _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Global Brokerage Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11350 McCormick Rd EP III Suite 1204

_____(No. and Street)_____

Hunt Valley	**MD**	**21031**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Johnson	**410-785-4990**	tjohnson@globalbrokers.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kuczak & Associates, P.A.

_____(Name – if individual, state last, first, and middle name)_____

139 North Main St. #101 Bel Air		**MD**	**21014**
(Address)	(City)	(State)	(Zip Code)
02/23/2010		**5023**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Johnson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Brokerage Services, Inc. _____, as of 6/30 _____, 2 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONZELLIA ALSTON
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
My Commission Expires April 14, 2027

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2023

GLOBAL BROKERAGE SERVICES, INC.

Table of Contents

For The Year Ended June 30, 2023

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors and Stockholders
Global Brokerage Services, Inc.
Hunt Valley, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Global Brokerage Services, Inc. as of June 30, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc. as of June 30, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Global Brokerage Services, Inc. management. Our responsibility is to express an opinion on Global Brokerage Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to Global Brokerage Services, Inc. in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Global Brokerage Services, Inc. financial statements. The supplemental information is the responsibility of the Global Brokerage Services, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kunych & Associates, P.A.

Bel Air, Maryland
August 8, 2023

GLOBAL BROKERAGE SERVICES, INC.
Statement of Financial Condition
June 30, 2023

ASSETS

Current Assets:

Cash and cash equivalents	$	60,324
Commissions Receivable		34,848
Prepaid Expenses		28,354
Total Current Assets		123,526

Other Assets:

Deposits with Clearing Organization		10,867
Total Other Assets		10,867
Total Assets	$	134,393

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$	2,240
Commissions Payable		27,825
Deferred Income Taxes		9,119
Income Taxes Payable		3,480
Total Liabilities		42,664

Stockholders' Equity:

Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued and outstanding	10,000
Retained Earnings	81,729
Total Stockholders' Equity	91,729
Total Liabilities and Stockholders' Equity	$ 134,393

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Operations
For the Year Ended June 30, 2023

	Amount	%
Revenue		
Commissions & Fees	$ 373,313	31.91
Investment Advisory Fees	796,578	68.09
Total Revenue	1,169,891	100.00
Expenses		
Commissions and clearing costs	762,423	65.17
Regulatory fees and expenses	11,085	.95
Other Expenses:		
Management fees	216,000	18.46
Employee Benefits	9,351	0.80
Insurance	2,647	0.23
Office expenses	11,733	1.00
Other Adminstrative Expenses	50,292	4.30
Payroll taxes	6,680	0.57
Professional fees	8,000	0.69
Salaries and Wages	84,000	7.18
Telephone	3,624	0.31
Travel	740	0.06
Total Expenses	1,166,575	99.72
Net income before income taxes	3,316	0.28
Provision for income taxes	1,096	0.09
Net Income	$ 2,220	0.19

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2023

	Common Stock	Retained Earnings	Total
Balance at Beginning of Year	$ 10,000	$ 79,509	$ 89,509
Net Income	-0-	2,220	2,220
Balance at End of Year	$ 10,000	$ 81,729	$ 91,729

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Cash Flows
For The Year Ended June 30, 2023

Cash Flow From Operating Activities:

Net Income	$	2,220
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in:		
Accounts receivable	(	97)
Prepaid expenses		4,737
Increase (Decrease) in:		
Accounts payable		2,240
Commissions payable		1,824
Income taxes payable		2,790
Deferred Income Taxes	(	2,384)
Cash provided by operating activities		11,330
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Increase in deposits	(	103)
Cash (provided) used for investing activities	(	103)
CASH PROVIDED (USED) FOR FINANCING ACTIVITIES		
Cash provided (used) for financing activities		-0-
NET INCREASE IN CASH		11,227
CASH AT BEGINNING OF YEAR		49,097
CASH AT END OF YEAR	$	60,324

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$	690
Interest	$	-0-

The accompanying notes are an integral part of these financial statements.

-6-

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Global Brokerage Services, Inc. (the Firm) is a Registered Investment Advisory Firm and an Independent Broker-Dealer offering mutual funds, exchange traded funds, tax deferred investments, and related insurance products. The Firm offers investment opportunities in the United States and abroad to meet the goals and objectives of its clients. The Firm does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. The Firm was incorporated in the state of Maryland and started operations in October 1994. The Firm is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Firm evaluates its estimates, including those related to the allowance for uncollectible accounts receivable. The Firm bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents – The Firm considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Office Administration – As a matter of policy, the Firm does not acquire nor own any personal property in the name of the corporation. Costs associated with its occupancy, payroll and related costs, advertising and promotional costs, insurance and various other office expense are included as part of the management fee paid to its affiliate organization.

Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are reserved.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes – The Firm accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair value of financial instruments – The Firm's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Firm's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through August 8, 2023, which is the date the financial statements were available to be issued.

NOTE B - COMMISSIONS RECEIVABLE

Management is of the opinion that all of the Firm's Commissions receivable are fully collectible. As of June 30, 2023, the receivable consisted of commissions from the sale of mutual funds, common stocks, annuities, private placements and 12b-1 fees. Management regularly evaluates the collectability of the Firm's receivables and consequently believes that no allowance for doubtful receivables is required.

NOTE C – DEPOSIT WITH CLEARING ORGANIZATION

The Firm has an agreement with Hilltop Securities, Inc. to act as its clearing agent. The Firm maintains a deposit with the clearing firm in the amount of $10,867 in an interest bearing account.

NOTE D - SUBORDINATED LIABILITIES

The Firm had no subordinated liabilities during the years ended June 30, 2023.

NOTE E – COMMISSIONS PAYABLE

The Firm has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are independent contractors and are responsible for their own expenses, income taxes and benefits. The Firm compensates its representatives by paying them a portion of the commissions from the investment products sold.

NOTE F - EXEMPTION FROM RULE 15c3-3

The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE G - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2023 the Firm had net capital of $59,060, which was $54,060 in excess of its required net capital of $5,000.

NOTE H - INCOME TAXES

The Firm's provision for income taxes for the year ended June 30, 2023 consist of the following:

Federal income tax	$	822
State Income Tax		274
Total		1,096
Currently Payable	$	3,480
Deferred Provision	(	2,384)
Total	$	1,096

NOTE H - INCOME TAXES, Continued

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 27.52%. As of June 30, 2023, net deferred taxes consisted of the following:

Commissions receivable	$	9,589
Prepaid expenses		7,802
Accounts Payable	(	616)
Commissions payable	(	7,656)
Net Deferred Tax Liability	$	9,119

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions that require recognition or disclosure in the accompanying financial statements. The federal and state income tax returns for the Firm are subject to examination by the Internal Revenue Service and state taxing authorities, generally for a period of three years from the date they were filed. The Firm has not been notified of any intent for such an examination.

NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders' of the Firm is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Firm. These results could be significantly different from those that would have been obtained if the Firm was autonomous.

As of July 1, 1995 the Firm has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis and may be terminated immediately by either party. The monthly management fee is a charge designed to cover the costs for payroll and related costs for management and supervisory role of the firm. The Firm incurred management fees of $216,000 for the year ended June 30, 2023. The Firm has an expense sharing agreement with Universal Asset Management, Inc. to pay rent, office expenses, taxes and other administrative expenses. The other administrative expenses were $50,292 for the year ended June 30, 2023. Universal Asset Management, Inc. and the Firm have common shareholders.

The shareholders of the Firm are licensed registered representatives. During the year ended June 30, 2023 the Firm paid commissions to the shareholders in the amounts of $73,215 and salaries in the amount of $84,000.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2023

Schedule I

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2023

NET CAPITAL

Total stockholders' equity			$ 91,729
Deduct stockholders' equity not allowable for net capital			-0-
Total stockholders' equity qualified for net capital			91,729
Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-
B. Other (deductions) or allowable credits- deferred income taxes payable			-0-
Total capital and allowable subordinated liabilities			91,729
Deductions and/or charges			
A. Non-allowable assets			
Nonallowable Receivables	$	4,315	
Prepaid Expenses		28,354	
Other deductions and/or charges		-0-	32,669
Net capital before haircuts on securities positions			59,060
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))			
A. Contractual securities commitments		-0-	
B. Trading and investment securities		-0-	
C. Other:		-0-	-0-
Net Capital			$ 59,060

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2023

Aggregate Indebtedness

Items included in statement of financial condition		
Short-term bank loans (secured by customers' securities)	$	-0-
Payable to brokers and dealers		27,825
Payable to clearing broker		-0-
Other accounts payable and accrued expenses		14,839
Total aggregate indebtedness		42,664

Computation of Basic Net Capital Requirement

Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi)	$	5,000
Excess net capital at 1200%	$	666,053
Percentage of Aggregate Indebtedness to Net Capital		72.24%

Reconciliation With Company's Computation

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2023. Therefore, no reconciliation is included.

GLOBAL BROKERAGE SERVICES, INC.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

As of June 30, 2023

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the firm is claiming an exemption under section (k)(2)(ii). Global Brokerage Services, Inc. is an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Global Brokerage Services, Inc.

Member FINRA/SIPC

August 2, 2023

Mr Richard J. Kuczak
Kuczak & Associates, P.A.
139 North Main Street, Suite 101
Bel Air, MD 21014

RE: **Exemption Report claimed under Rule 15c3-3(k)(2)(ii)**

Dear Mr. Kuczak:

In connection with your engagement to perform a review of Global Brokerage Services, Inc. Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended June 30, 2023, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best of our knowledge and belief, Global Brokerage Services, Inc. has met the exemption provision and Rule 15c3-3(k)(2)(ii) without exception throughout the year ended June 30, 2023. The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Global Brokerage Services, Inc. does its business primarily through their clearing firm on a fully disclosed basis or a limited amount through the direct registration of securities through insurance or registered investment companies. The firm promptly transmits all customer funds directly to the financial institution. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to June 30, 2023 that Global Brokerage Services, Inc. would not have met the exemption provision of Rule 15c3-3(k)(2)(ii).

Your report is intended solely for the information and use of Global Brokerage Services, Inc. and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

Mr. Thomas W. Johnson, President

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Global Brokerage Services, Inc.
Hunt Valley, Maryland

<center>Report of Independent Registered Public Accounting Firm</center>

We have reviewed management's statements, included in the accompanying Report, in which (1) Global Brokerage Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Global Brokerage Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Global Brokerage Services, Inc. stated that Global Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2023 without exception. Global Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
August 8, 2023

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

Board of Directors
Global Brokerage Services, Inc.
Hunt Valley, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2023, which were agreed to by Global Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Global Brokerage Services, Inc.'s management is responsible for Global Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2023, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected on form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kuczak & Associates, P.A.

Bel Air, Maryland
August 8, 2023